SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Guardant Health, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

40131M109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40131M109	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL USV XIV HOLDCO, LTD. (“SC USV XIV HOLDCO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,326,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,326,468
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE FUND XIV, L.P. (“SC USVF XIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, together with SC USVPF XIV and SC USVPF XIV Q, wholly owns SC USV XIV HOLDCO.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, together with SC USVPF XIV and SC USVPF XIV Q, wholly owns SC USV XIV HOLDCO.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV, L.P. (“SC USVPF XIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVPF XIV, together with SC USVF XIV and SC USVPF XIV Q, wholly owns SC USV XIV HOLDCO.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVPF XIV, together with SC USVF XIV and SC USVPF XIV Q, wholly owns SC USV XIV HOLDCO.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON PN
[1]

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), L.P. (“SC USVPF XIV Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVPF XIV Q, together with SC USVF XIV and SC USVPF XIV, wholly owns SC USV XIV HOLDCO.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVPF XIV Q, together with SC USVF XIV and SC USVPF XIV, wholly owns SC USV XIV HOLDCO.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON PN
[1]

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON SC U.S. VENTURE XIV MANAGEMENT, L.P. (“SC USV XIV MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q together wholly own SC USV XIV HOLDCO. SC USV XIV MGMT is the General Partner of each of SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q together wholly own SC USV XIV HOLDCO. SC USV XIV MGMT is the General Partner of each of SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON PN
[1]

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q together wholly own SC USV XIV HOLDCO. SC USV XIV MGMT is the General Partner of each of SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q. SC US TTGP is the General Partner of SC USV XIV MGMT.

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

2,326,468 shares of which 2,326,468 shares are directly owned by SC USV XIV HOLDCO. SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q together wholly own SC USV XIV HOLDCO. SC USV XIV MGMT is the General Partner of each of SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q. SC US TTGP is the General Partner of SC USV XIV MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]

Based on a total of 93,905,925 shares outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 40131M109	SCHEDULE 13G	Page 8 of 10 Pages

ITEM 1.

(a)	Name of Issuer:

Eventbrite, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

505 Penobscot Dr.

Redwood City, CA 94063

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital USV XIV Holdco, Ltd.

Sequoia Capital U.S. Venture Fund XIV, L.P.

Sequoia Capital U.S. Venture Partners Fund XIV, L.P.

Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.

SC U.S. Venture XIV Management, L.P.

SC US (TTGP), Ltd.

SC USV XIV HOLDCO is wholly owned by SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q together. The General partner of each of SC USVF XIV, SC USVPF XIV and SC USVPF XIV Q is SC USV XIV MGMT. The General Partner of SC USV XIV MGMT is SC US TTGP.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SC USV XIV HOLDCO, SC USVF XIV, SC USVPF XIV, SC USVPF XIV Q, SC USV XIV MGMT, SC US TTGP: Cayman Islands

(d)	CUSIP Number:

40131M109

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP No. 40131M109	SCHEDULE 13G	Page 9 of 10 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 40131M109	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Sequoia Capital USV XIV Holdco, Ltd.

By:	Sequoia Capital U.S. Venture Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.
its Members

By:	SC U.S. Venture XIV Management, L.P.
General Partner of Each

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

Sequoia Capital U.S. Venture Fund XIV, L.P. Sequoia Capital U.S. Venture Partners Fund XIV, L.P. Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.

By:	SC U.S. Venture XIV Management, L.P.
General Partner of Each

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Venture XIV Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director